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Women-ledMinority-ownedVegan Options
I & I Rose Garden, LLC

Legal Cannabis Business

22 Birch Street
Roslindale, MA 02120
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Data Room
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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THE PITCH
I & I Rose Garden, LLC is seeking investment to build a first-of-its-kind cannabis vegan bakery and apothecary.
Renovating LocationExpanding LocationGenerating RevenueFirst Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

I & I Rose Garden, LLC is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Bloom Box Invest $1,000 or more to qualify. Unlimited available

A thank you gift to all of our investors! We'll send you some I & I swag to show everyone that you're officially a part of our fundraising team!

Lifetime VIP Invest $5,000 or more to qualify. 10 of 10 remaining

For our early supporters, in addition to our attractive terms and repayment schedule, we are offering lifetime VIP Membership to our flagship Roslindale location and Early Bird notifications of exclusive offerings and new products. VIP Membership includes a free herbal-infused preroll with every visit to 22 Birch, complimentary enrollment into our yoga library and signature
Empowered Cannabis Consumer
digital course experience, as well as your very own I&I Rose Garden gear.

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Welcome!

Maybe you are here because you're curious about riding 'the Green Wave' of cannabis legalization to a greener investment portfolio. Maybe you are here because you want to support minority & women-owned businesses that are committed to creating prosperity in local communities. Or maybe you're personally connected--you might know and love one of us on the founding team.

Whatever the reason, thank you for your time and attention. Below you'll find lots of information about this unique, commercially-viable and impact-driven investment opportunity. We invite you to learn more below about I&I Rose Garden's story, our luxurious vegan edible products in development, and the mindful vision for 22 Birch Street in downtown Roslindale (and some day, beyond).

As you dig in, hopefully you'll be as excited as we are about this unique venture. We look forward to connecting with those of you who want to be a part of Growing Wellness with us!

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ALL-VEGAN INFUSED OFFERINGS
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OUR MISSION

We exist to create access to quality vegan cannabis products and high-end experiences for the mindful consumer. We're here to diversify the landscape of the cannabis industry and consciously shift the market to represent, reflect and empower women of color. Our mission is to embrace, educate and enhance the full spectrum of cannabis wellness.

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OUR STORY

Founded in 2017 as a yoga studio (and now accredited through the Yoga Alliance), I&I Rose Garden has evolved into a visionary vegan Black woman-owned cannabis lifestyle brand. We're excited to launch this campaign and invite you to be a part of our growth and quest to realize this first flagship location!

Our focus is on cultivating an educated and empowered cannabis consumer culture in the Commonwealth. We believe that the emergence of the cannabis industry is a once-in-a-lifetime opportunity to shift paradigms and build shared wealth in inclusive and community-centered ways.

Our offerings are inspired by our CEO's Rastafarian upbringing, both her Jamaican and Sicilian heritage. Each product or offering is crafted with the intention of healing. All products made at the Garden will be handmade, vegan, and (whenever possible) organic. Our foods are always delivered fresh, prepared within 48 hours or less of the time they will be sold.

Market Opportunity - The cannabis market in Massachusetts is estimated to be $1.35B and growing, with federal legalization on the horizon. The pandemic drove a notable consumer shift, with edibles beginning to outperform other forms of cannabis sales. And there is a dearth of vegan options on dispensary shelves across the state.

Between wholesaling a core line of products to dispensaries and offering a unique customer experience in our own store, we will be building multiple revenue streams and filling an unmet (& growing) consumer demand for mindfully crafted vegan cannabis products.

Location Opportunity - We are currently positioned to be licensed in Massachusetts, where we have priority application status as an Economic Empowerment Applicant. We have signed a 5 year lease for a mixed-use concept space at 22 Birch Street, Roslindale, MA; downstairs is an all-electric, vegan kitchen and security suite, while upstairs is a customer-facing retail space that fuses an apothecary + bakery for a luxurious and personalized experience.

At this current moment, we are executing a two-phase license approach: first to become a Massachusetts Cannabis Product Manufacturer and second a Recreational Dispensary/Retailer. Market data supports our belief that vegan cannabis edibles will remain consistently popular even in the aftermath of the pandemic, as proven by the consistent cannabis sales in the last eighteen months.

Community Engagement - We acknowledge that there is a widespread movement for the equity of Black people in this country. We feel that this movement goes hand-in-hand with the cannabis equity movement that is also happening in minority-led communities throughout the United States. For this reason, we believe it is our responsibility to create access to education and industry opportunities specifically for people of color in communities where we will reside, work and serve. As part of our Positive Impact Plan, we will be piloting several education and workforce development offerings, including free courses and apprenticeship opportunities for individuals negatively impacted by cannabis prohibition.

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THE TEAM
Kijana Rose
Founder & CEO

Kijana is the heart and soul of I&I Rose Garden. Everything about her lived experience has shaped her vision for 22 Birch - and a future seed-to-sale ecosystem expansion. She brings a health and wellness emphasis to everything she does, integrating and emphasizing education and empowered consumerism into product and experience design. She holds two degrees from Northeastern University, including a Master's in Public Health, and is also a practicing yoga teacher trainer and instructor. Her professional experience in the corporate and non-profit worlds have not only prepared her for success as an entrepreneur, but also for building a new breed of business that emphasizes inclusivity, sustainability, and equity in everything it does.

Ryan Casale
Digital & Marketing

Ryan has been building websites personally and professionally for over 15 years while simultaneously growing a multifaceted digital marketing skillset. He has created web, social and video content for B2B and B2C clients including restaurants, small retail shops and a stock-analysis app.

Ryan first became a Bostonian over a decade ago when he attended Northeastern University and after a brief stint on the West Coast, he has returned to join I & I Rose Garden full time and enjoy the best of what Roslindale has to offer.

Michaela Duffy
Business Development & Strategy

Michaela Duffy is a disruptive collaborator who enjoys building community and systems that work for people (as opposed to institutions that people work for). She's spent the last 15 years of her career working in government, higher education, workforce development, and consulting on many large-scale innovation and capacity-building projects: everything from project/portfolio management to new market development to strategic planning to executive coaching. She is experienced at working across diverse stakeholders, including government and regulatory bodies, for-profit partners, and grassroots activists alike. Michaela brings both her passion for positive transformation and experiential learning to the cannabis industry, as well as past experience managing an award-winning retail outfit. She holds several advanced degrees and is proud to call Lynn, MA home.

Angela Driscoll
Finance & Accounting

Angela is also a Massachusetts native, having grown up in Walpole and attended the University of Massachusetts Amherst for both her undergraduate and graduate studies in Accounting. Now living in Hyde Park, she is pursuing a CPA certification and has over three years of experience in public accounting, having audited a wide array of industries and company structures.

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LOCATION

In the heart of Roslindale Center, 22 Birch Street will serve not only as a unique cannabis retailer for locals but also as an experiential destination drawing visitors to support the community & economy.

This is our founder's hometown
We are committed to green incentive programs to reduce traffic
Partnering with Sisters Unchained to pilot a workforce development program that serves women negatively impacted by cannabis prohibition
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ARCHITECTURAL RENDERINGS
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2017
Founded

I&I Rose Garden is founded as a ganja yoga studio

2018
Achieve Economic Empowerment Status

Joined the Commonwealth's Social Equity Program as Economic Empowerment Applicant, which includes expedited review of licensing applications as well as access to training and technical assistance.

2019
Product Testing and Market Fit

We took the time to design and test the market-fit of several different potential revenue streams, identifying our best offerings and building-out detailed requirements and projections to scale.

PANDEMIC 2020
Focus Shifts to Vegan Edibles

COVID19 hits and the market for cannabis products skyrockets; demand for our vegan goods surges and we pivot to a two-phased licensing strategy that prioritizes product manufacturing (B2B & B2C) followed by a retail experience (vegan bakery & apothecary).

2020
Friends & Family Capital Raise

Successfully solicited $50,000 in investment.

DECEMBER 2020
Identify 'brick and mortar' Base of Operations

After multiple false-starts in other communities, we found an ideal downtown location in our hometown of Roslindale that can accommodate a production kitchen as well as a retail outfit.

JANUARY 2021
Signed LOI

The vision of a vegan apothecary-bakery comes into focus as we sign an LOI for the 22 Birch Street location.

MARCH 2021
Executed Lease

Securing space allowed us to formally begin the licensing process.

APRIL 2021
Conducted Host Community Meeting

Held a very successful and well-attended community meeting to engage the public in our vision and fulfill local approval requirements.

MAY 2021
Hearing with the Boston Cannabis Board

Following on the success of our community meeting, we met with and received approval from the BCB to move forward with our vision for 22 Birch.

JUNE 2021
Executed HCA with City of Boston

Agreed to revenue share of 3% with City of Boston as part of our community benefit contributions.

AUGUST 2021
Granted Zoning Board Approval
SEPTEMBER 2021
Awarded $15,000 Grant from the City of Boston

We are among the inaugural recipients of the City's newly established technical assistance funds meant to support emerging minority entrepreneurs.

SEPTEMBER 2021
Submitted Phase 1 License Application (Product Manufacturing)
OCTOBER 2021
Construction Begins

Build-out of the kitchen and product manufacturing space has begun!

OCTOBER 2021
Granted 1st Provisional License (Product Manufacturing)
NOVEMBER 2021
Submitted Phase 2 License Application (Retail)
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$2,200,000
Projected Annual Revenue
20 people
Projected Job Creation
50%
Gross Margin
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PRESS
Small Roslindale street could get second bakery, but first where customers could also get baked, at least once they get home

The Zoning Board of Appeal today approved a proposal for a take-out bakery on Birch Street in Roslindale Square that would serve baked goods infused with marijuana. Read more.

Marijuana Entrepreneurs Given 'Priority' In Mass. Are Struggling To Get Through Licensing Process

An effort to make sure disadvantaged communities get a piece of the Massachusetts legal cannabis industry hasn't done much, some say.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase Equipment $10,000
Build-Out Kitchen $20,000
Operating Capital $15,000
Accelerate Build-out of Retail Experience $2,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,200,000 $2,420,000 $2,589,400 $2,718,870 $2,800,436
Cost of Goods Sold $640,000 $704,000 $753,280 $790,944 $814,672
Gross Profit $1,560,000 $1,716,000 $1,836,120 $1,927,926 $1,985,764

EXPENSES

Rent $28,800 $29,520 $30,258 $31,014 $31,789
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Salaries $225,000 $247,500 $264,825 $278,066 $286,407
Insurance $27,000 $27,675 $28,366 $29,075 $29,801
Digital Infrastructure (Software Licensing and Platform Fees) $8,000 $8,200 $8,405 $8,615 $8,830
(One-Time) Security & Alarm Installation $50,000 $0 $0 $0 $0
Legal & Professional Fees $25,000 $25,625 $26,265 $26,921 $27,594
Operating Profit $1,192,600 $1,373,790 $1,474,219 $1,550,359 $1,597,371
This information is provided by I & I Rose Garden, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $150,000
Amount Invested $0
Investors 0
Investment Round Ends January 7, 2022
Summary of Terms
Legal Business Name I & I Rose Garden LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.7×
Business's Revenue Share 2%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2025
Financial Condition
Historical milestones

I&I Rose Garden has been operating since 2017, first as a yoga studio community and now evolving into a cannabis wellness brand. The organization has since achieved the following milestones:

Achieved Economic Empowerment Status to move through the licensing process as a social equity applicant

Secured a lease in Roslindale Center, Massachusetts

Secured and signed Community Host Agreement with City of Boston

Awarded a $15,000 grant from the City of Boston

Did a personal capital raise round of $55,000

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the I&I Rose Garden's fundraising. However, I&I Rose Garden may require additional funds from alternate sources at a later date.

No operating history

I&I Rose Garden was established in 2017 as a yoga studio. Accordingly, there are limited financial statements and information for investors to review. Historic financial documentation reflects only yoga related business activity. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of I&I Rose Garden to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

I&I Rose Garden operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. I&I Rose Garden competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from I&I Rose Garden's core business or the inability to compete successfully against the with other competitors could negatively affect I&I Rose Garden's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in I&I Rose Garden's management or vote on and/or influence any managerial decisions regarding I&I Rose Garden. Furthermore, if the founders or other key personnel of I&I Rose Garden were to leave I&I Rose Garden or become unable to work, I&I Rose Garden (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which I&I Rose Garden and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, I&I Rose Garden is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

I&I Rose Garden might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If I&I Rose Garden is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt I&I Rose Garden

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect I&I Rose Garden's financial performance or ability to continue to operate. In the event I&I Rose Garden ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither I&I Rose Garden nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

I&I Rose Garden will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and I&I Rose Garden is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although I&I Rose Garden will carry some insurance, I&I Rose Garden may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, I&I Rose Garden could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect I&I Rose Garden's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of I&I Rose Garden's management will coincide: you both want I&I Rose Garden to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want I&I Rose Garden to act conservative to make sure they are best equipped to repay the Note obligations, while I&I Rose Garden might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If I&I Rose Garden needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with I&I Rose Garden or management), which is responsible for monitoring I&I Rose Garden's compliance with the law. I&I Rose Garden will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if I&I Rose Garden is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if I&I Rose Garden fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of I&I Rose Garden, and the revenue of I&I Rose Garden can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of I&I Rose Garden to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

I&I Rose Garden is a newly established entity and has no history for prospective investors to consider.

This information is provided by I & I Rose Garden, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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